RBC Yorkville MLP	Issuer Free Writing Prospectus Filed pursuant to Rule 433 — April 9, 2015 Registration Statement No. 333-189888
Distribution Growth Leaders ETN (YGRO)

ETN Details Ticker YGRO Intraday Indicative Value YGROIV Underlying Index Yorkville MLP Distribution Growth Leaders Liquid PR Index Bloomberg Index Ticker YGMLL Income Potential Variable quarterly coupon Tracking fee .90% per annum Primary Exchange NYSE Arca CUSIP/ISIN 78011D104/US78011D1046 Current Market Capitalization ($MMs) $29.7 Index Statistics As of March 31, 2015 Performance YGMLL (1) MLPs (2) S&P 500 (3) YTD -3.2% -5.2% 1.0% 1 Year -4.6% -2.5% 12.7% 3 Year 10.6% 9.2% 16.1% 5 Year 16.5% 13.7% 14.5% REITs (4) Bonds (5) S&P 500 (3) Correlation 0.33 (0.07) 0.51 Index Yield: 5.4% Index Total Market Capitalization ($MMs): $244,267 Index Avg. MLP Market Capitalization ($MMs): $9,771 Standard Deviation: 18.7% Distribution Growth Rate:(6) 15.8% Overview The RBC Yorkville MLP Distribution Growth Leaders Exchange Traded Notes (“ETNs”) provide access to the returns of 25 MLPs exhibiting the highest distribution growth among liquid MLPs. The ETNs pay a quarterly coupon, if any, linked to the varying cash distributions of the index constituents, less accrued investor fees. The ETNs are unsecured debt securities issued by RBC that are linked to the return of the Yorkville MLP Distribution Growth Leaders LiquidSM PR Index. The ETNs are listed and trade on the NYSE Arca under the symbol YGRO. Why MLP distribution growth leaders? Historically, distribution growth has been one of the primary drivers of total return for investors in MLPs. Index Description The rules-based Index is comprised of the 25 MLPs exhibiting the fastest distribution growth, as measured by historic and projected distributions. The index is liquidity weighted* and rebalanced semi-annually. Index Total Return Comparison Historic Total Returns (as of 3/31/2015) 400 350 300 250 200 150 100 50 2009 2010 2011 2012 2013 2014 2015 Yorkville MLP Distribution Growth Leaders Liquid PR Index Alerian MLP Index S&P 500 Source: Bloomberg. The above with respect to the Yorkville MLP Distribution Growth Leaders Liquid PR Index, reflects no deduction of the annual investor fee of .90% per annum. Both the S&P 500 and the Alerian Index are shown without fees as well. The Yorkville MLP Distribution Growth Leaders Liquid Index was created on January 8, 2014. Therefore, the graph reflects actual Yorkville MLP Distribution Growth Leaders Liquid PR Index index performance from January 8, 2014 through March 31, 2015 and reflects a retrospectively calculated Yorkville MLP Distribution Growth Leaders Liquid PR Index performance from June 30, 2008 through January 8, 2014, which is based on the methodology published by the index sponsor and described in the pricing supplement. See “Selected Risk Considerations.” PAST PERFORMANCE (WHETHER RETROSPECTIVELY CALCULATED OR ACTUAL HISTORICAL) IS NOT INDICATIVE OF FUTURE RESULTS. * Liquidity Weighted- On selection day, each index constituent is weighted proportionally according to its intrinsic liquidity. For Inclusion in the portfolio, all securities must have daily liquidity of at least $4 million based on Yorkville’s Intrinsic Liquid measure and have a market capitalization of at least $750 million on the selection day.

RBC Yorkville MLP Distribution Growth Leaders ETN (YGRO)

Index Sector Breakdown As of December 31, 2014 Index Top Holdings As of December 31, 2014   Reﬁned Product Pipelines 14.0%  Natural Resources 1.6%   Natural Gas Pipelines 20.1%   General Partners 10.8%   Crude Oil Pipelines 26.9%   Downstream 3.2%  Energy Services 5.3%   Gathering & Processing 18.1%   Plains All American Pipeline LP  (PAA)  11.6%  Magellan Midstream Partners LP  (MMP)  11.4%  Tesoro Logistics LP  (TLLP)  10.1%  ONEOK Partners LP  (OKS)  6.5%  Targa Resources Partners LP  (NGLS)  6.2%  Energy Transfer Equity LP  (ETE) 6.0% Access Midstream Partners LP  (ACMP) 5.6% EQT Midstream Partners LP  (EQM) 5.2% Energy Transfer Partners LP  (ETP) 5.0% Western Gas Partners LP  (WES) 4.3%
Index Sector Breakdown As of March 31, 2015 Natural Resources 1.3% Refined Product Pipelines 16.8% Crude Oil Pipelines 27.0% Natural Gas Pipelines 19.8% General Partners 8.0% Downstream 3.3% Energy Services 5.8% Gathering & Processing 18.0% Index Top Holdings As of March 31, 2015 Plains All American Pipeline LP (PAA) 11.5% Magellan Midstream Partners LP (MMP) 11.1% Tesoro Logistics LP (TLLP) 9.7% ONEOK Partners LP (OKS) 7.1% Energy Transfer Equity LP (ETE) 6.9% Williams Partners LP (WPZ) 5.6% Targa Resources Partners LP (NGLS) 5.6% EQT Midstream Partners LP (EQM) 4.8% Hi-Crush Partners LP (HCLP) 4.8% Energy Transfer Partners LP (ETP) 4.5%

What are MLPs and why invest in them?

MLPs are publicly traded limited partnerships, a majority of which operate in the energy infrastructure market. MLPs have been and are expected to continue developing much of the United States’ energy infrastructure:  pipelines, terminals and other assets involved in the transmission and delivery of oil, natural gas and other energy commodities to transportation hubs. MLPs typically enter into long term contracts for the lease of these assets and therefore have lower dependency on commodity prices. MLPs have provided low correlation to a wide range of asset classes, including; equities, fixed income and commodities.

About Yorkville Capital Management LLC

Yorkville Capital Management is a Global Investment Performance  Standards (GIPS) compliant Registered Investment Advisor (RIA). Yorkville’s core competency is fundamental analysis of the MLP industry. This analysis led to the creation of the Yorkville MLP Distribution Growth Leaders LiquidSM PR Index.

Benefits of Investing In The ETN

•	Income Potential: Quarterly coupons, if any, will be paid based on the cash distributions of the MLPs included in the index, less investor fees

•	Minimal Tracking Error: Investors receive returns based on the performance of the index.

•	Simplified Tax Reporting: Investors receive a Form 1099 instead of multiple K1’s.

Main Risks of Investing In The ETN

Investing in the ETNs may result in a loss.

The ETNs are exposed to the credit risk of RBC. The ETNs may not have an active trading market and may not continue to be listed over their term. The ETNs are subject to a maximum issuance limitation of 10,000,000 ETNs, which, among other factors, may cause the ETNs to trade at a premium to their Indicative Value. Investors that pay a premium for the ETNs may incur a substantial loss if they sell the ETNs when some or all of the premium is no longer present. The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase. The Issuer’s obligation to repurchase the ETNs at the request of holder is on a daily basis, and is subject to substantial minimum size restrictions. You will not know how much you will receive upon early repurchase at the time that you elect that we repurchase your ETNs. The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the pricing supplement.

RBC Yorkville MLP Distribution Growth Leaders ETN (YGRO)

Selected Risk Considerations

An investment in the MLP Distribution Growth Leaders Liquid PR Index (the “Index”) Exchange Traded Notes described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement and pricing supplement.

Uncertain Principal Repayment—You may receive less than the principal amount of your ETNs at maturity or upon repurchase. If the level of the Index decreases, or does not increase, by an amount equal to the percentage of the principal amount represented by the Investor Fee, minus the coupon payments, you will receive less, and possibly significantly less, than your original investment in the ETNs.

Credit Risk of Royal Bank of Canada—The ETNs are unsecured debt obligations of the issuer, Royal Bank of Canada, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payments you are entitled to receive on your ETNs, including any payment at maturity or redemption, are subject to our ability to pay our obligations  as they come due. As a result, the actual and perceived creditworthiness of Royal Bank of Canada will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event that Royal Bank of Canada were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

No Fixed Interest Payments—You  will  not receive any fixed periodic interest payments on the ETNs, and your quarterly Coupon Payments are uncertain and could be zero.

A Trading Market for the ETNs May Not Continue Over the Term of the ETNs—The ETNs are listed on NYSE Arca under the symbol “YGRO”. However, a trading market for your ETNs may not continue for their term. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange or quotation system.

The intraday indicative value and the closing indicative value are not the same as the closing price or any other trading price of the ETNs in the secondary market—The closing indicative value will be published on each Index Business Day under the Bloomberg ticker symbol “YGROIV”. The Intraday Indicative Value of the ETNs is based on the most recent intraday level of the Index and will be calculated and published every 15 seconds on each Trading Day during normal trading hours under the Bloomberg ticker symbol “YGROIV” and will be disseminated over the consolidated tape, or other major market vendor. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from their Intraday Indicative Value at such time.

Call Feature—Your ETNs may be repurchased on or after January 29, 2015 at our option and without your consent. In the event that we call the ETNs, the daily repurchase value may be significantly less than the stated principal amount of the ETNs or the price at which you purchased your ETNs.

Restrictions on Repurchases by Us—You  must offer the applicable minimum principal repurchase amount of $1,000,000 (50,000 ETNs) to us for your offer for repurchase to be considered.

Hypothetical back-tested levels of the Index are limited and should not be taken as an indication of its future performance during the term of the ETNs—It is impossible to predict whether the level of the Index will rise or fall. The actual performance of the Index over the term of the ETNs, as well as the amount of any Coupon Payments you may receive and any amount payable at maturity or upon earlier repurchase, may bear little relation to the hypothetical back-tested levels of the Index. Moreover, because the Index began publishing on January 8, 2014, there is minimal actual historical information for you to consider in making an independent investigation of the Index. The hypothetical back-tested Index performance information that has been calculated by the Index Sponsor and included in this document is subject to significant limitations, including the fact that the Index Sponsor had the benefit of hindsight both in developing the Index methodology and in calculating the hypothetical back-tested Index Levels, and the fact that the hypothetical back-tested Index Levels were calculated in a manner that differed from the Index methodology in certain respects, as described in “The Index- Hypothetical Historical and Actual Historical Data on the Index” in the pricing supplement. If the hypothetical back-tested Index Levels were calculated based on different assumptions or if the modifications to the Index methodology described in that section were not made, or if the hypothetical back-tested levels covered a longer or different time period, the hypothetical back-tested performance of the Index might look materially different.

Tax Treatment—Significant  aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult with your own tax advisor about your own tax situation.

Royal Bank of Canada, and its affiliates, and Yorkville Capital Management LLC do not provide tax advice, and nothing contained herein should be construed as tax advice. Accordingly, you should seek advice based on your particular circumstances from your independent tax advisor.

RBC Yorkville MLP Distribution Growth Leaders ETN (YGRO)

About RBC Capital Markets

RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates. United States: RBC Capital Markets, LLC (member FINRA, NYSE and SIPC). Canada: RBC Dominion Securities Inc. (member IIROC and CIPF); United Kingdom: RBC Europe Limited and Royal Bank of Canada, London Branch (each authorized and regulated by the Prudential Regulation Authority and the Financial Conduct Authority). Hong Kong: RBC Capital Markets (Hong Kong) Limited (regulated by the Hong Kong Securities and Futures Commission) and Royal Bank of Canada, Hong Kong Branch (regulated by the Hong Kong Securities and Futures Commission and the Hong Kong Monetary Authority). Australia: Royal Bank of Canada, Sydney Branch (regulated by the Australian Securities & Investments Commission and the Australian Prudential Regulation Authority; AFSL 246521; ABN 86 076 940 880). This document is distributed only to persons who satisfy the definition of wholesale client for the purposes of the Corporations Act 2001 (Cth) and not intended for distribution to retail clients. Japan: RBC Capital Markets (Japan) Ltd. (regulated by the Japan Financial Services Agency and Japan Securities Dealers Association). Singapore: Royal Bank of Canada, Singapore Branch (regulated by the Monetary Authority of Singapore).

SM Registered trademark of Royal Bank of Canada. Used under license. © Royal Bank of Canada 2014. All rights reserved

Yorkville Capital Management LLC indices, including the Yorkville MLP Distribution Growth Leaders Liquid Index, are the exclusive property of Yorkville Capital Management LLC. Yorkville Capital Management LLC and the Yorkville Capital Management LLC index names are service marks of Yorkville Capital Management LLC or its affiliates and have been licensed for use for certain purposes by Royal Bank of Canada. The index is calculated by Solactive AG (“Solactive”), which is not affiliated or under common control with Yorkville Capital Management LLC. The ETNs are not sponsored, endorsed, or promoted by Yorkville Capital Management LLC or Solactive, and neither Yorkville Capital Management LLC nor Solactive bear any liability with respect to the ETNs. The pricing supplement related to the ETNs contains a more detailed description of the relationship Yorkville Capital Management  LLC has with Royal Bank of Canada and any related financial securities. No purchaser, seller or holder of the ETNs, or any other person or entity, should use or refer to any Yorkville Capital Management LLC trade name, trademark or service mark to sponsor, endorse, market or promote the ETNs without first contacting Yorkville Capital Management LLC to determine whether Yorkville Capital Management LLC’s permission is required. Under no circumstances may any person or entity claim any affiliation with Yorkville Capital Management LLC without the prior written permission of Yorkville Capital Management LLC.

Contact Details

RBC Global Investor Solutions

866-609-6009

www.rbcusnotes.com/etns

etns@rbccm.com

Performance and asset class correlations to YGMLL are based on the following indexes:

(1) YGMLL – the Yorkville MLP Distribution Growth Leaders Liquid Total Return Index (2) MLPs – the Alerian MLP Total Return Index (3) the S&P 500 Total Return Index (4) the Dow Jones Equity REIT Total Return Index and (5) the Barclays Aggregate Bond Index (6) Weighted average year-over-year distribution growth. 1Q15 distributions percentage change versus 1Q14. Royal Bank of Canada has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.